                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)


                                        RETIX
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                                   (NAME OF ISSUER)


                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                            (TITLE OF CLASS OF SECURITIES)


                                       76129Y101
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                                    (CUSIP NUMBER)

                                   STEVE M. WASZAK
                                 2401 COLORADO AVENUE
                             SANTA MONICA, CA  90404-3563
                                    (310) 828-3400
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                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                   NOVEMBER 7, 1997
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                         (DATE OF EVENT WHICH REQUIRES FILING
                                  OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                            (Continued on following pages)
                                 (Page 1 of 9 Pages)

------------------------------                   -------------------------------
 CUSIP NO. 76129Y101                   13D            Page 2 of 9 Pages
------------------------------                   -------------------------------

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   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            SIERRA VENTURES V, L.P. ("SIERRA V")
            I.R.S. I.D.#  94-3772153

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /   (b) /X/

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*
            WC

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            CA

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                      7    SOLE VOTING POWER
       NUMBER                             NONE
         OF        -------------------------------------------------------------
       SHARES         8    SHARED VOTING POWER
    BENEFICIALLY                          3,457,627
      OWNED BY     -------------------------------------------------------------
      REPORTING       9    SOLE DISPOSITIVE POWER
       PERSON                             NONE
        WITH       -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                                          3,457,627

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                      3,457,627 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES*
                                                                          / /

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      15.3%

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  14   TYPE OF REPORTING PERSON*
                      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   -------------------------------
 CUSIP NO. 76129Y101                   13D            Page 2 of 9 Pages
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   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            SV ASSOCIATES V, L.P. ("SV ASSOCIATES")
            I.R.S. I.D.#  94-3222154

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /  (b) /X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
            AF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            CA

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                      7    SOLE VOTING POWER
       NUMBER                             NONE
         OF         ------------------------------------------------------------
       SHARES         8    SHARED VOTING POWER
     BENEFICIALLY          3,457,627 SHARES DIRECTLY OWNED BY SIERRA V.  SV
      OWNED BY             ASSOCIATES IS THE GENERAL PARTNER OF SIERRA V.
     REPORTING      ------------------------------------------------------------
       PERSON         9    SOLE DISPOSITIVE POWER
        WITH                              NONE
                    ------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           3,457,627 SHARES DIRECTLY OWNED BY SIERRA V.  SV
                           ASSOCIATES IS THE GENERAL PARTNER OF SIERRA V.

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON    3,457,627 SHARES OF COMMON STOCK


--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      15.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                      PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Retix, a California corporation. The principal executive offices of the Company are located at 2401 Colorado Avenue, Santa Monica, CA 90404-3563.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D on behalf of Sierra Ventures V, L.P, a California limited partnership ("Sierra V), and SV Associates V, L.P., a California limited partnership, the sole General Partner of Sierra Ventures V, L.P. (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists. With respect to SV Associates, this statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Retix, Inc. (the "Shares"). The Shares are held directly by Sierra V, and SV Associates does not directly or otherwise hold any Shares. Management of the business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

   SIERRA VENTURES V, L.P.

  (b) - (c) Sierra Ventures V, L.P.'s principal business address (which also serves as its principal office) is 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025. The sole general partner of Sierra Ventures V, L.P. is SV Associates V, L.P.

   SV ASSOCIATES V, L.P.

  (b) - (c) SV Associates V, L.P.'s principal business address (which also serves as its principal office) is 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025. The general partners of SV Associates V, L.P. are set forth on Exhibit B.

          (d) During the past five years, none of the entities or persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of the entities or persons identified in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the funds used in making the purchase was the partnership funds of Sierra Ventures V, L.P.. The amount of funds was $4,200,000.00.

          No funds were used in the net exercise of the warrants. The transaction was completed by adjusting the number of common shares issued upon exercise of the warrants down to reflect the exercise price. The warrants had an exercise price of $2.00 per share and the market value at the time of the transaction was $73/8 per share. Consequently, the net exercise of 2,000,000 warrants resulted in the issuance of 1,457,627 shares.


ITEM 4.   PURPOSE OF TRANSACTION.

     Sierra Ventures V, L.P. originally purchased 2,000,000 shares of Common Stock and a Warrant exercisable for up to 2,000,000 shares of Common Stock of Retix. Sierra Ventures V, L.P. net exercised the warrant prior to expiration thereof. Sierra Ventures V, L.P. purchased these securities for investment purposes. Retix has appointed Jeffrey M. Drazan, a general partner of SV Associates V, L.P., the general partner of Sierra Ventures V, L.P. to its Board of Directors.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b)   See rows 5-11 of cover pages.

     (c) On November 7, 1887, the Reporting Persons net exercised 2,000,000 warrants for the purchase of Common Stock of Retix resulting in the issuance of 1,457,627 shares of Common Stock.

     (d) Under certain circumstances set forth in the limited partnership agreements of Sierra V and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Retix, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

     (e)       Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth in Items 1-5 above, there are no contracts, arrangements, understandings or relationships among Sierra Ventures and any of the persons named in Item 2 or between SV Associates V, L.P. and any other person with respect to the Common Stock of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A                     Agreement of Joint Filing
          Exhibit B                     General Partners of SV Associates, L.P.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 1998                       SIERRA VENTURES V, L.P.

                                   By:  SV ASSOCIATES V, L.P.
                                        Its General Partner


                                   By:  /s/ Martha A. Clarke Adamson
                                        ----------------------------------------
                                        Martha A. Clarke Adamson,
                                        Attorney-in-Fact for the General
                                        Partners


                                        SV ASSOCIATES V, L.P.


                                   By:  /s/ Martha A. Clarke Adamson
                                        ----------------------------------------
                                        Martha A. Clarke Adamson,
                                        Attorney-in-Fact for the General
                                        Partners

                                    EXHIBIT INDEX


Exhibit No.         Document Description                         Page No.
-----------         --------------------                         --------

    A               Agreement of Joint Filing                       8
    B               General Partners of SV Associates, L.P.         9

                                      EXHIBIT A

                              AGREEMENT OF JOINT FILING

          The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, the Amendment dated November 7, 1997, containing the information required by
Schedule 13D, for the shares of Common Stock of Retix, held by Sierra Ventures V, L.P., a California limited partnership.


February 18, 1998                  SIERRA VENTURES V, L.P.

                                   By:  SV ASSOCIATES V, L.P.
                                        Its General Partner


                                   By:  /s/ Martha A. Clarke Adamson
                                        ----------------------------------------
                                        Martha A. Clarke Adamson,
                                        Attorney-in-Fact for the General
                                        Partners


                                   SV ASSOCIATES V, L.P.


                                   By:  /s/ Martha A. Clarke Adamson
                                        ----------------------------------------
                                        Martha A. Clarke Adamson,
                                        Attorney-in-Fact for the General
                                        Partners

                                      EXHIBIT B

                                 GENERAL PARTNERS OF
                                SV ASSOCIATES V, L.P.


          Set forth below, with respect to each general partner of SV Associates V, L.P. is the following: (a) name; (b) business address and (c) citizenship.

1.   (a)  Peter C. Wendell

     (b)  c/o Sierra Ventures
          3000 Sand Hill Road
          Building Four, Suite 210
          Menlo Park, CA 94025

     (c)  United States Citizen


2.   (a)  Jeffrey M. Drazan

     (b)  c/o Sierra Ventures
          3000 Sand Hill Road
          Building Four, Suite 210
          Menlo Park, CA 94025

     (c)  United States Citizen


3.   (a)  Petri Vainio

     (b)  c/o Sierra Ventures
          3000 Sand Hill Road
          Building Four, Suite 210
          Menlo Park, CA 94025

     (c)  United States Citizen